Exhibit 99.2

Metalpha Reports Half-Year FY2025 Financial Results with Revenues up Nearly Four-fold, and Announces a $5 Million Share Repurchase Program

HONG KONG, Feb.13, 2025 /PRNewswire/ -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global leader in digital asset wealth management, is pleased to announce its unaudited financial results for the six months ended September 30, 2024, with revenue up by an impressive 388% compared to the same period in FY2024. The Company also announced today that its Board of Directors has approved a share repurchase program of up to $5 million, reflecting confidence in the Company’s future growth. Since the announcement of the Company’s joint venture with Antalpha Technologies Limited on November 8th, 2021, Metalpha has grown to become a leader in digital asset wealth management, with its robust financial performance demonstrating substantial growth amid increasing adoption of cryptocurrency.

FY2025 Interim Results Highlights

For the six months ended September 30, 2024, Metalpha achieved total revenue of $19,720,654, nearly fourfold compared to $5,085,150 for the same period in FY2024. Net income reached $6,044,921, a remarkable turnaround from a net loss of $3,856,955 in the prior-year period. The growth was driven by the pursuit of delivering high-quality products and services to clients. The following table presents the Company’s total revenue and net income (loss) for each of the six-month period ended September 30, 2024, March 31, 2024, September 30, 2023 and March 31, 2023:

	For the Six Months Ended
	September 30, 2024	March 31, 2024	September 30, 2023	March 31, 2023
Total Revenue	$19,720,654	$11,678,395	$5,085,150	$1,753,186
Net Income (Loss)	$6,044,921	$177,546	$(3,856,955)	$(7,033,059)

For further information regarding the Company’s unaudited financial results for the first six months of fiscal year 2025, please refer to the unaudited consolidated financial statements of the Company as of September 30, 2024 and for the six months ended September 30, 2024, furnished to the U.S. Securities and Exchange Commission on Form 6-K and available at www.sec.gov.

$5 Million Share Repurchase Program

Metalpha’s Board of Directors has approved a share repurchase program of up to $5 million over the next 36 months. The Company’s repurchases may be made from time to time through open market purchases, privately negotiated transactions, or other legally permissible methods, depending on market conditions and the Company’s capital requirements.

This share repurchase program reflects Metalpha’s confidence in its long-term strategic direction and commitment to deliver value to its shareholders. Through disciplined capital allocation, Metalpha aims to enhance per-share value and provide long-term returns for its investors.

Adrian Wang, chairman and CEO of Metalpha, expressed optimism about the Company’s future:

“The robust interim results, coupled with our growing partnerships and expanded financial offerings, showcase our commitment to meet the customer demand. Behind the attractive financial numbers, we made significant investments in areas that are less apparent but even more critical to our success. Best talents, state-of-the-art technology infrastructure, and extremely comprehensive internal control systems are all essential for long-term scalability and sustainability. These efforts demonstrate our dedication to excellence. Looking ahead, we remain focused on advancing technology, enhancing customer experiences, and innovating best digital asset derivative products.”

About Metalpha Technology Holding Limited

Founded in 2015, Metalpha Technology Holding Limited (Nasdaq: MATH) went public on October 20, 2017. The listed Company, through its subsidiaries, is dedicated to providing investing and wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of crypto wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

For media inquiries, please contact:

Ethan Xiong

PR Representative

Mobile: +1 9493000361

E-Mail: ethan.xiong@metalpha.finance